NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005671

February 2, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-11

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letters dated December 14, 2010 and January 10, 2011 concerning the shareholder proposal submitted to GE by the CWA Employees Pension Fund. We also have received letters on the proponent's behalf dated December 20, 2010 and January 19, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Frederick B. Wade
Suite 740
122 West Washington Avenue
Madison, WI 53703

February 2, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests that the board adopt a policy of obtaining shareowner approval for any future agreements and corporate policies that could oblige the company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). We note that the proposal does not request a shareholder vote on "golden coffin" arrangements already entered into and disclosed pursuant to Item 402 of Regulation S-K. We also note that GE does not appear to have a policy of having to obtain shareholder approval for future "golden coffin" agreements and corporate policies. We are therefore unable to conclude that GE's policies, practices and procedures compare favorably with the guidelines of the proposal such that GE has substantially implemented the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

VIA E-MAIL

January 19, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Employees Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in further response to the General Electric Company (the Company), which is seeking a no-action letter with respect the shareholder proposal of the CWA Employees Pension Fund, by letters dated December 14, 2010 and January 10, 2011. This letter supplements the initial response of the proponent, which is dated December 20, 2010.

In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov. It is also being transmitted by e-mail to counsel for the company.

The Proposal asks the Company's Board of Directors "to adopt a policy of obtaining shareholder approval for future . . ." compensation arrangements for its senior executives, that are colloquially known as "golden coffins." If the Proposal should be adopted and implemented by the Board, it would effectively give shareholders a veto power over any future "golden coffin" compensation arrangements, because in the absence of express shareholder ratification and consent, the policy that the Proponent is requesting would preclude the Company from entering into any future golden coffin arrangement for one or more of its senior executives.

II. The Company's Reliance on "the Navistar Precedent" Is Without Merit

The Company contends that the Proposal, which calls for a before-the-fact binding vote that would allow shareholders to approve or reject any future plan to pay "golden coffin" compensation, has already been "substantially implemented" by the Company within the meaning of Rule 14a-8(i)(10), because it will provide shareholders with an after-the-fact advisory vote as part of the "say-on-pay" vote required by the Dodd-Frank Act. This claim is without merit.

The linchpin of the claim is a December decision of the Staff, which the Company's Second Letter calls "the *Navistar* precedent" (See p. 5). However, the Company has overlooked the fact that the December decision was reconsidered and reversed by the Staff six days before the date of the Company's Second Letter. *Compare Navistar International Corp.* (Dec. 8, 2010) with *Navistar International Corp.* (January 4, 2011).

In its December *Navistar* decision, the Staff issued a no-action letter with respect to a similar shareholder proposal that asked the Board of Navistar "to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives" that are colloquially known as "golden parachutes." In issuing that no-action letter, the Staff noted Navistar's representation that "such agreements will be subject to Navistar's [advisory] say-on-pay resolutions pursuant to Section 14A(a) of the Securities Exchange Act of 1934."

In reversing "the *Navistar* precedent" earlier this month, the Staff stated that the *Navistar* proposal "does not request a shareholder vote on . . . agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K." See *Navistar International Corp.* (January 4, 2011). The Staff also noted "that Navistar does not appear to have a policy of having to obtain shareholder approval for future . . . agreements." Each of these observations is applicable with equal force to the instant Proposal of the Fund. *Id.*

As in the case of the Navistar proposal, the instant Proposal is seeking a Board policy that calls for prior shareholder approval of future compensation arrangements, as distinguished from an after-the-fact "shareholder vote on . . . agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K." *Id.* In addition, as in the case of Navistar, the Company "does not appear to have a policy of having to obtain shareholder approval for future . . . [compensation] agreements" of the kind that the Proponent is seeking. *Id.*

As the Proponent's Response (December 20, 2010) makes clear, the essential objective of the Proposal is a Board policy that would make shareholder approval of future golden coffin arrangements a prerequisite for entering into such an arrangement with a senior executive. This would prevent the Company from becoming obligated to pay such compensation without the consent of the shareholders. Accordingly, in the absence of such shareholder approval, a "golden coffin" arrangement would not become part of the Company's existing program of executive compensation, would not be disclosed pursuant to Item 402 of Regulation S-K, and would not be included in any future advisory "say-on-pay" vote pursuant to Section 14A(a) of the Exchange Act.

For the reasons set forth above, and in the initial Response (December 20, 2010), the Proponent submits that there is no merit to the Company's claim that the Proposal may be deemed to be "substantially implemented" within the meaning of Rule 14a-8(i)(10). An after-the-fact advisory vote would not constitute implementation of the Proposal's request for a before-the-fact binding vote that would be a prerequisite for the Company to enter into any future "golden coffin" compensation agreement.

III. There Is No Merit to the Company's Claim That the Proposal May be Excluded Under Rule 14a-8(i)(3)

The Company's Second Letter asserts a new claim that the Proposal may be excluded under Rule 14a-8(i)(3) on the premise that it is "impermissibly vague and indefinite." The Company contends, among other things, that "'to approve' can be understood to mean either a binding or a non-binding advisory vote" (See p. 4), and that the last sentence of the supporting statement "contradicts" the "apparent meaning" of the Proposal.(See pp. 3-4). However, as set forth below, none of the claims presented under this heading have any merit.

A. There Is No Merit to the Company's Claim That the Supporting Statement Contradicts the Proposal

The first unfounded claim is the assertion that the last sentence of the Supporting Statement contradicts the meaning of the Proposal (See pp. 3-4). The sentence reads, "This proposal would not require prior shareholder approval of any terms of employment paying death benefits [before they are agreed upon by the company and a senior executive], but would provide flexibility to seek shareowner approval after material terms of an agreement are agreed upon."

When the sentence is read as a whole, and considered in context, there is plainly no contradiction between the supporting statement and the Proposal, as the Company contends. The sentence simply recognizes that the Company may negotiate the "material terms of an agreement" to pay "golden coffin" compensation, as long as that agreement is made contingent on the outcome of a shareholder vote that will permit the shareholders to approve or reject the agreement.

Under these circumstances, the last sentence of the supporting statement does not in any way negate the proposal for a Board policy of seeking shareholder approval of "golden coffin" compensation plans. The Proposal clearly calls for shareholder approval *after* "the material terms of an agreement [to pay golden coffin compensation] are agreed upon," but *before* the Company may become obligated to make any such "payments, grants or awards."

B. There Is No Merit to the Company's Claim That "Approval" Does Not Mean Approval

The Company's second unfounded claim is an assertion that the word "approval" may "be understood to mean either a binding or a non-binding advisory vote".(See p. 4). This claim has no merit because, as noted in our initial Response

(December 20, 2010), the plain meaning of the word "approve" is **"to consent** to officially or formally." (emphasis added) *American Heritage Dictionary of the English Language* (Fourth Edition, 2000).

The Company's notion of a non-binding advisory "approval" or "consent" is an oxymoron, or a contradiction in terms. For this reason, it would be false and misleading to speak of shareholder "approval" in the context of the Dodd-Frank Act or other "say-on-pay" proposals without making clear, as the Congress, the Commission and shareholder proponents have consistently done (See Response, pp. 3-4), that the word "approval" is being given a special, limited and exceptional meaning in the context of "say-on-pay" votes.

It is to avoid misleading investors that Congress, the Commission, and shareholder proponents have used adjectives to modify the meaning of the word "approval" in the context of "say-on-pay" votes, by making it explicit that any such votes would be "advisory" and/or "non-binding." Without such qualifications of the word "approval," the common and ordinary understanding of "approval" would imply that "say-on-pay" votes would be both decisive and binding.

Under these circumstances, there is no merit in the Company's claim that the word "approval" may be understood to mean "a non-binding advisory vote," on the false premise that "the Dodd-Frank advisory say-on-pay vote is repeatedly described as a vote 'to approve' executive compensation." (See p.4). The special, limited and exceptional meaning that is given to "approval" in the context of advisory "say-on-pay" proposals, does not negate the common and ordinary understanding of the word "approve," as that word is defined in the *American Heritage Dictionary*, and other standard dictionaries.

C. There Is No Merit to the Company's Claim That the Proposal Is Vague and Misleading Because Different Proposals May Call for Non-Binding Votes

The third unfounded claim is an assertion the Proposal is vague and misleading, because certain other proposals dealing with poison pills have permitted a "shareowner vote to occur *after* a rights plan has been adopted," or have "called for a non-binding shareowner vote."(See p. 5; emphasis in original). However, even if those assertions are accurate, it does not change the fact that the instant Proposal, as drafted, is unambiguous in seeking a before-the-fact binding vote that would allow shareholders to approve or reject any future plan to pay "golden coffin" compensation.

In this context, the Company cites a 2004 no-action letter in which the Staff decided that the General Electric Company (GE) could omit a shareholder proposal in reliance on Rule 14a-8(i)(10). *General Electric Co.* (Jan. 19, 2004). This 2004 matter belies the Company's suggestion in this case that it is unable "'to determine with any reasonable certainty exactly what . . . the proposal requires.'" (See p. 2; citations omitted).

The 2004 proposal asked that the GE Board adopt a policy that "the adoption, maintenance or extension of any poison pill" would be submitted to a shareholder vote. In seeking to exclude the proposal, GE represented that it had already "adopted a policy to obtain [prior] shareholder approval in the event GE adopts a poison pill in the future." *See General Electric Co.* (Jan. 19, 2004). The attorney for GE further represented that the policy provided that "the board would seek prior shareholder approval unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a poison pill before obtaining shareholder approval." *Id.* Although the 2004 policy of GE allowed for the adoption of a poison pill in limited circumstances, it demonstrates that the Company knows how to adopt and implement the kind of policy that the Proponent here is seeking with respect to "golden coffin" arrangements.

Counsel for the Company cites the 2004 no-action letter for the proposition that different proposals have "called for a non-binding shareowner vote" with respect to poison pills (See. p. 5). However, while GE did represent that the 2004 *proposal* called for a non-binding vote, it emphasized in its submission to the Staff that the "the GE Policy" called for binding votes, just as the instant Proposal does. In fact, GE's corporate counsel represented that, if the GE Board were ever to adopt a poison pill without prior shareholder approval, "The GE Policy requires the Board to submit the poison pill to a *binding* share owner vote within one year," or otherwise, "the poison pill would expire" (emphasis in original).

The 2004 "GE Policy" with respect to shareholder approval of poison pills demonstrates that the Company has already devised and implemented a very similar policy to the one that the Proponent is requesting for "golden coffin" compensation agreements. If the Company could adopt such a policy in the context of poison pills, there is no apparent reason why the Company would find itself unable "'to determine with any reasonable certainty exactly what . . . the [instant] proposal requires'" with respect to "golden coffins."

D. There Is No Merit to the Company's Claim That the Proponent's Attempt to Distinguish Navistar Has Undermined the Meaning of the Proposal

The fourth unfounded claim contends that the Proponent's Response (December 20, 2010) is evidence that "the language of the Proposal does not compel the interpretation that the Proponent says is intended" (See p. 5). This claim is also without merit.

Although the Company does not acknowledge that the Staff has reconsidered "the *Navistar* precedent," and reversed that decision on January 4, 2011, the Company bases its argument on the fact that the Navistar proposal "uses language identical to that of the [instant] Proposal in requesting the Navistar 'Board of Directors to adopt a policy of obtaining shareholder approval . . . ." (See p. 5). Company counsel appears to take the position that the attempt to distinguish the December decision is somehow proof that the Proposal means "just the opposite" of what it actually says.

Contrary to the claim of the Company (See p. 5), the Response did not attempt to distinguish "the *Navistar* precedent" by asserting that the Navistar proposal "did not call for a binding vote" (See p. 5). Instead, the Response observed (pp. 5-6) that "the proponent, the Company and the Staff all [appeared to have] **construed** the Navistar proposal as a request for a merely advisory "say on pay." (emphasis added). The Response pointed out (p. 6) that the Navistar proponent may have contributed to such a misinterpretation, because it did not contend that the shareholder vote would be binding, and instead merely wrote that it would permit a more specific expression of "shareholder opinion."

In any event, it is evident in this case that the "essential objective" of the instant Proposal is to secure a new Board policy that will provide shareholders with a before-the-fact opportunity to accept or reject future "golden coffin" compensation votes, in a binding vote, that would be a prerequisite for obligating the Company "to make any payments, grants or awards following the death of a senior executive." In addition, "the *Navistar* precedent" has now been reversed. And to the extent that the Navistar proposal "uses language identical to that of the [instant] Proposal, as the Company's Second Letter points out (See p. 5), the request for a no-action letter should be denied for the same reasons that persuaded the Staff ultimately to reverse the "*Navistar* precedent," and to deny Navistar's request for a no-action letter.

IV. There Is No Merit to the Company's Additional Claims That the Proposal May be Excluded Under Rule 14a-8(i)(10)

As noted above, the Company contends that the Proposal may be omitted from its 2011 proxy materials on the basis of Rule 14a-8(i)(10). It asserts that it has "substantially implemented" the Proposal, because it is planning to comply with the Dodd-Frank Act by providing for an advisory "say on pay" with respect to the executive compensation of its senior executives, as that compensation will be disclosed in its proxy materials pursuant to Item 402 of Regulation S-K. (See p. 7). Although the Response and Part II of this letter demonstrate that there is no merit to this claim, the Company's Second Letter has presented some additional points under this heading.

In this context, the Company asserts that a "commitment to provide for an after-the-fact vote satisfies the Rule 14a-8(i)(10) standard" (See p. 6). However, none of the no-action letters that the Company cites for that broad proposition actually stand as precedent for its claim.

For example, in *RadioShack Corp.* (Mar. 14, 2006), the company was permitted to omit a shareholder proposal that called for a shareholder vote on "any current or future poison pill," in part, because the company had already adopted such a policy as its general rule. In seeking a no-action letter, the company represented as follows: "The Policy of the Board of Directors is that it will obtain *prior shareholder approval* of any stockholder rights plan, except in . . . limited circumstances . . . ." (emphasis added). The Policy went on to state that, if a stockholder rights plan was adopted in one of the "limited circumstances" set forth in the policy, "the plan must be *ratified* by stockholders within one year after the effective date of the stockholder rights plan." (emphasis added). The Policy also made clear that, in the absence of such shareholder "*ratification*, the stockholder rights plan will expire on the first anniversary of its adoption" (emphasis added).

Unlike the Company here, RadioShack had adopted a general policy of giving shareholders a before-the-fact binding vote on poison bills. And while it did provide for an after-the-fact vote in certain "limited circumstances," the use of the terms "*ratification*" and "*ratified*" make clear that the after-the-fact vote was intended to be binding rather than advisory. The Company here does not have a comparable policy with respect to "golden coffin" compensation, and therefore, cannot reasonably claim that *RadioShack* is supportive of its claim that the instant Proposal should be excluded pursuant to Rule 14a-8(i)(10), on the theory that an advisory "after-the-fact vote satisfies the Rule 14a-8(i)(10) standard" (See p. 7).

Similarly, in *Verizon Communications Inc.* (Feb. 16, 2006), Verizon had already adopted a general policy that "it will seek *prior shareholder approval*" of any future poison pill, "unless the Board, exercising its fiduciary duties, determines that such . . . [a vote] would not be in the best interests shareholders . . . ." (emphasis added). As in the case of RadioShack, the Policy provided that any poison pill that might be adopted "without prior shareholder approval . . . will be presented to shareholders within one year or expire . . . without being renewed or replaced."

Finally, in *ConAgra Foods, Inc.* (July 1, 2004), ConAgra advised the Staff that it too had a policy in place "that it will only adopt a shareholder rights plan if either: (1) the stockholders have approved adoption of the rights plan or (2) the Board in the exercise of its fiduciary duties . . . makes a determination that . . . it is in the best interests of the stockholders to adopt a stockholder rights plan without the delay . . . [needed] to seek stockholder approval."

Under these circumstances, and in stark contrast to the instant case, it is evident that each of the three companies noted in the discussion above had adopted a general policy of giving shareholders a before-the-fact binding vote that would permit them to approve or reject a future shareholder rights plan. And, while each company did allow for the adoption of a shareholder rights plan in exceptional circumstances without prior shareholder approval, in each case, the Board's action was to be followed either by a binding ratification vote, or by automatic expiration of the rights plan, within a year.

In view of the facts set forth above, it is a gross exaggeration to say that these three no-action letters stand for the proposition that a simple "commitment to provide for an after-the-fact vote satisfies the Rule 14a-8(i)(10) standard," as the Company claims (See p. 6). If the three companies involved had not already adopted policies calling for before-the-fact binding votes as their general rule, with an after-the-fact binding vote only in certain limited circumstances, it is doubtful whether the Staff would have found any basis for excluding the proposals from their proxy materials under Rule 14a-10(i)(10).

The Company also asserts under this heading that "it is widely recognized that say-on-pay votes will provide a means for shareowners to express their views on individual elements of compensation" (See p. 9). It claims that "the information provided to shareowners for their voting decision is the same regardless of whether shareowners are voting on future Golden Coffin Arrangements in a separate vote or in the context of a say-on-pay vote" (See p. 10).

However, while a shareowner may vote against executive compensation as a whole as part of a "say-on-pay" vote because he or she opposes a specific "golden coffin" compensation agreement, the information that the Board and corporate managers may receive from such an undifferentiated "say-on-pay" vote will not reveal what shareholders think about the separate components of its executive compensation program. That is a fact which makes a "say-on-pay" vote of limited value, both to a dissident shareholder, and to those corporate officials who may be called upon to interpret the results of such a vote.

V. There Is No Merit to the Company's New Claim That the Proposal Would Violate State Law

As part of its argument under Rule 14a-8(i)(10), the Company asserts a new claim that "a proposal that would require a binding vote as a prerequisite to the Company becoming obligated under any future Golden Coffin Arrangement would violate state law by impermissibly interfering with the fiduciary duty of the Company's directors to act as they determine appropriate . . . ." (See p. 7). There is no merit to this claim either.

First, the Proposal is a precatory request. If the proposed policy is adopted and implemented, it would be the decision of the Board to adopt and implement it. The policy would also be subject to alteration at the discretion of the Board.

Second, as demonstrated by the no-action letter files involving *RadioShack Corp.* (Mar. 14, 2006), *Verizon Communications Inc.* (Feb. 16, 2006), and *ConAgra Foods, Inc.* (July 1, 2004), which are discussed above, corporate boards know how to adopt general policies of the kind that the Proponent is requesting, while reserving the right to act otherwise in certain limited circumstances in the exercise of their fiduciary duties. Accordingly, to the extent that the Company's Board might have such a concern, it has both the power and discretion to address it.

In this context, counsel for the Company makes an additional claim that "any policy adopted by the Company to implement the Proposal would have to allow for an after-the-fact shareowner vote," but he fails to distinguish between an advisory "say-on-pay" vote on the one hand, and a binding ratification vote on the other. As previously noted, the corporate policies in *RadioShack Corp.* (Mar. 14, 2006), *Verizon Communications Inc.* (Feb. 16, 2006), and *ConAgra Foods, Inc.* (July 1, 2004), each provided for a binding ratification vote within one year in the event that a poison pill might be adopted without prior shareholder approval, or in the alternative, for the automatic expiration of the shareholder rights plan involved.

Under these circumstances, the Proponent submits that an after-the-fact advisory "say-on-pay" vote would not be sufficient to "substantially implement" the Proposal. Such an advisory vote would not implement the underlying concerns and the essential objective of the Proposal, because it would permit the Company to become obligated to pay "golden coffin" compensation without prior shareholder consent.

VI. Conclusion

The standard for determining whether a Company has "substantially implemented" a shareholder proposal within the meaning of Rule 14a-8(i)(10) is whether the Company has sufficiently met the underlying concerns and essential objective of the Proponent. In this case, the Proponent is clearly seeking a binding before-the-fact vote on "golden coffin" compensation agreements that would permit the shareholders to approve or reject such arrangements before the Company would become obligated "to make [any] payments, grants or awards following the death of a senior executive . . . ." Under these circumstances, the Proposal reflects underlying concerns and an essential objective that cannot be met by an after-the-fact advisory "say-on-pay vote," because such an advisory vote would not empower the shareholders to prevent the Company from becoming obligated to make such "payments, grants or awards."

For the reasons set forth above, and in the initial Response of the Proponent dated December 20, 2010, the Fund respectfully maintains that the request for a no-action letter should be denied.

Sincerely,

Frederick B. Wade
Attorney

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

January 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of CWA Employees Pension Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 14, 2010, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the CWA Employees Pension Fund (the "Proponent") regarding certain future agreements or corporate policies as described in the Proposal that provide for payments, grants or awards following the death of a senior executive ("Golden Coffin Arrangements"). The Proposal requests that the Company "adopt a policy of obtaining shareowner approval for any future agreements and corporate policies" that could provide for Golden Coffin Arrangements.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8)(i)(10) because the Company has substantially implemented the proposal based on its compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law on July 21, 2010, which created a new Section 14A of the Exchange Act of 1934 (the "Exchange Act") requiring, among other things, separate shareowner votes on executive compensation.

On December 20, 2010, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. The Response Letter argues that the Company has not substantially implemented the Proposal, and therefore should be required to include the Proposal in the Company's 2011 Proxy Materials because, in the words of the Proponent, the Proposal calls for "a vote that would be binding on both the [Company] and its Board of Directors" as "**a prerequisite** to the adoption any future golden coffin arrangement."

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

We continue to believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(10). In addition, based on the Response Letter, we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

A. The Response Letter Shows That The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also General Motors Corp.* (avail. Apr. 2, 2008) (excluding under Rule 14a-8(i)(3) a proposal where the company argued the proposal's reference to "restructuring initiatives" was vague in light of several such initiatives having been instituted within the ten-year period preceding the proposal's submission); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (excluding under Rule 14a-8(i)(3) a proposal attempting to set formulas for short and long-term incentive-based executive compensation where the company argued that because certain terms in the formulas were subject to multiple interpretations, the company could not determine with any certainty how to implement the proposal).

Moreover, the Staff has previously permitted the exclusion of shareowner proposals under Rule 14a-8(i)(3) where a proponent, as the Proponent has done in the Response Letter, responded to a no-action request by arguing that its proposal should be interpreted in a way contrary to its apparent meaning, thereby demonstrating that neither shareowners voting on the Proposal, nor the Company, are able to determine with any reasonable certainty exactly what measures the Proposal requires. In *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) the Staff concurred in the exclusion of a shareowner proposal asking the company to institute reforms to its executive compensation program if the company chose to participate in the Troubled Asset Relief Program ("TARP"). In permitting exclusion under Rule 14a-8(i)(3), the Staff stated:

> In arriving at this position, we note the proponent's statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

Therefore, because the proponent's response to the company's no-action request argued for an interpretation contrary to the proposal's apparent meaning, the proposal was deemed excludable as vague and indefinite. *See also The Ryland Group, Inc.* (avail. Feb. 7, 2008) (Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, yet the proponent's correspondence stated that the effect of the proposal would be to provide a vote on the adequacy of the disclosures in the Compensation Discussion and Analysis).

Similar to the foregoing precedents, the Response Letter makes assertions about the Proposal's proper interpretation that are either not reflected in, or are directly contradicted by, the language of the Proposal and supporting statements. The Proponent argues that the Company has not substantially implemented the Proposal because the Proposal "is not a request for an advisory 'say' on golden coffin arrangements" but instead that the "Proposal calls for a vote that would be binding on both the [Company] and its Board of Directors." In support of the claim that the requested vote is binding instead of advisory the Proponent attempts to argue that the word "approve," as used in the Proposal's request for "a policy of approval" with respect to future Golden Coffin Arrangements, "plainly calls for a vote that would be **a prerequisite** to the adoption any future golden coffin arrangement." Later, in part C of the Response Letter, the Proponent states, "the Proposal calls for a binding vote that would be a prerequisite for the adoption of any future golden coffin arrangement." However, these assertions are inconsistent with the text of the Proposal and its supporting statement.

The Proponent asserts that the word "approve" (the definition of which the Proponent provides in the Response Letter) demonstrates that the vote that would be called for under the Proposal is a binding vote required as a prerequisite to the adoption any future Golden Coffin Arrangement. There are a number of flaws with this argument. First, the supporting statement directly contradicts the Proponent's notion that by asking for "approval," the Proposal seeks a shareowner vote as a "prerequisite" for the adoption of any Golden Coffin Arrangement. The last full paragraph of the supporting statement provides, "This proposal ***would not require prior shareowner approval*** of any terms of employment paying death benefits, but would provide flexibility to seek shareowner approval after material terms of an agreement are agreed upon." (emphasis added). Clearly, in contrast to the Proponent's assertions, the Proposal in no way seeks to implement a shareowner vote as a "prerequisite" to any Golden Coffin Arrangement. Instead, the supporting statement expressly indicates that the Proposal allows for the Company to agree on the material terms of the Golden Coffin Arrangement prior to any shareowner vote.

Second, it is by no means clear that the Company and shareowners would read the word "approval" as, to use the Proponent's terms, "giving shareholders a veto." Indeed, in attempting to contrast the advisory vote that is required under the Dodd-Frank Act, the Proponent ignores that the Dodd-Frank advisory say-on-pay vote is repeatedly described as a vote "to approve" executive compensation. For example, in part B of the Response Letter, the Proponent references a sentence in the Commission's release that itself uses the exact language from Section 951 of the Dodd-Frank Act, stating "the release that accompanies the Commission's proposed rules declares that Section 951 of the [Dodd-Frank] Act, which adds new Section 14A to the Exchange Act, merely 'requires companies to conduct a separate shareholder **advisory vote** to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K . . . .'" *See* part B of the Response Letter. This passage clearly shows that it is the express language "advisory vote" and not the word "approve" that makes it clear that a Dodd-Frank say-on-pay vote is advisory. In contrast, the word "to approve" can be understood to mean either a binding or a non-binding advisory vote. This is demonstrated by another Commission statement quoted by the Proponent in the very next paragraph of the Response Letter, which reads, "**[n]one of the shareholder votes required** pursuant to Section 14A (including the shareholder vote ***to approve*** executive compensation . . .) **is binding** on an issuer or board of directors." *Id.* (second emphasis added). Similarly, the Proponent quotes the Commission's proposed new footnote to Rule 14a-8(i)(10), which provides "[a] company may exclude, as substantially implemented, a shareholder proposal that would provide **an advisory vote** . . . ***to approve*** the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K" (second emphasis added).

Third, the Proponent asserts in the Response Letter that "the instant type of resolution has been commonly understood for decades in the context of poison pills and golden parachutes, as a request for a company policy of giving shareholders a veto of such devices in the form of a binding ratification vote." However, as discussed later in this letter, it is well established in the context of shareowner proposals regarding poison pills that the shareowner vote may occur *after* a rights plan has been adopted, so this example does not demonstrate that such proposals call for a vote as a prerequisite to the adoption of a particular arrangement. Moreover, not all such proposals call for binding votes. For example, the proposal considered in *General Electric Co.* (avail. Jan. 19, 2004) called for a non-binding shareowner vote on any rights plan that the Company might adopt.[1]

Finally, the Proponent also attempts to argue that the *Navistar* precedent cited in the No-Action Request is distinguishable because that proposal did not call for a binding vote. To distinguish *Navistar*, the Proponent cites language in correspondence to the Staff from the proponent of the *Navistar* proposal stating that the proposal seeks to permit shareowners "to weigh in" and express an "opinion" on specific elements of executive compensation. The Proponent contends that such language in the response shows the *Navistar* proposal was meant to call for an advisory, rather than a binding, vote. However, the Proponent ignores the actual language of the proposal in *Navistar*, which uses language identical to that of the Proposal in requesting the Navistar "Board of Directors to adopt a policy of obtaining shareholder approval . . . ." In *Navistar*, the "approval" terminology similarly appears in the supporting statement, and unlike in the Proposal, the *Navistar* supporting statement provides that "shareholders should have the right to vote on golden parachute agreements ***before*** they are ratified" (emphasis added). Thus, by attempting to distinguish *Navistar* while ignoring the identical language contained in the *Navistar* proposal, the Proponent again demonstrates that the language of the Proposal does not compel the interpretation that the Proponent says is intended.

As demonstrated above, in *every instance* cited in the Response Letter by the Proponent to demonstrate the difference between an advisory vote and the Proposal's request for a "policy of obtaining shareowner approval," which the Proponent asserts can only be interpreted as

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[1] In fact, while some shareowner proposals regarding rights plans request that any such plans be subject to shareowner approval, most shareowner proposals addressing rights plans are not phrased in terms of shareowner "approval" but instead call for any rights plan to be subject to a shareowner vote. *See SAIA Inc.* (avail. Dec. 20, 2010) (requesting that any rights plan be "submitted to a shareholder vote"); *Honeywell Intl. Inc.* (avail. Jan. 24, 2008) (requesting that any poison pill "shall trigger a mandatory shareholder vote as a separate ballot item," which vote clearly would occur after the adoption of the poison pill); *RadioShack Corp.* (avail. Mar. 14, 2006) (requesting a policy that the company redeem any current or future poison pill unless the poison pill is subject to a shareholder vote held as soon as possible).

requiring a binding vote as a prerequisite to any action, the example proves just the opposite. The Proponent's assertion that the word "approval" clearly calls for a binding shareowner vote to occur as a prerequisite to a particular action and somehow renders impossible any interpretation of the Proposal as calling for an advisory vote is clearly not supported by the evidence the Proponent offers to advance its position. The Proponent's statement of how the Proposal is intended to operate is most blatantly contradicted by language in the supporting statement clearly stating that the Proposal "would not require prior shareowner approval," but permits a vote after the parties have reached an agreement on the terms of a Golden Coffin Arrangement, indicating that the Proposal would afford shareowners the opportunity to voice their view on a Golden Coffin Arrangement after the fact rather than provide a gate-keeping function before such arrangements are established. To accept the Proponent's position that the Proposal requires a binding vote as a prerequisite to the adoption of a Golden Coffin Arrangement would therefore require ignoring the plain meaning of the language of the Proposal and supporting statement. Thus, because the intent and fundamental objective of the Proposal as described in the Response Letter is not apparent from or consistent with the language of the Proposal, the Proposal should be excluded under Rule 14a-8(i)(3) as inherently misleading.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

As stated in the No-Action Request, we believe that the Proposal may be excluded because the Company has substantially implemented the Proposal. Specifically, the Company's compliance with Section 14A(a)(1) of the Exchange Act at its 2011 Annual Meeting of Shareowners will cause the Company to submit existing Golden Coffin Arrangements for shareowner approval as part of the required say-on-pay proposal. Further, as described in the No-Action Request, the Company intends to provide for a say-on-pay vote in any annual meeting proxy statement in which any future Golden Coffin Arrangement (i.e., those that have not been the subject of a prior shareowner vote, including any future modifications, amendments or extensions thereof) are first disclosed. The Staff frequently has concurred that this type of commitment to provide for an after-the-fact vote satisfies the Rule 14a-8(i)(10) standard. *See RadioShack Corp.* (avail. Mar. 14, 2006); *Verizon Communications, Inc.* (avail. Feb. 16, 2006) (in each case concurring in the exclusion under Rule 14a-8(i)(10) of proposals requesting the adoption of policies that would require future poison pills be put to a shareowner vote where companies adopted policies of submitting any poison pills to a vote of their respective shareowners within one year of the Board's adoption thereof); *ConAgra Foods, Inc.* (avail. Jul. 1, 2004) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a policy that all poison pills be submitted "to a shareowner vote as a separate ballot item at the earliest possible shareholder election" where the company had adopted a policy providing for such votes unless the board of directors, in exercising its fiduciary responsibilities, determines it is in the best interests of shareowners to adopt a poison pill without the delay that would accompany seeking a shareowner vote). Moreover, as discussed above, the supporting statement specifically confirms that the Proposal does not require prior shareowner approval. Accordingly, we believe the Proposal properly may be excluded pursuant to Rule 14a-8(i)(10).

We note that the Proposal requests a policy of obtaining shareowner approval of any *future* Golden Coffin Arrangements. Based on the language of the Proposal and supporting statements, the reference to "future" arrangements clearly refers to any arrangements that are adopted, modified, amended or extended following the date that shareowners vote on the Proposal. This type of reference to future arrangements is common in order to avoid claims that proposals may be excluded under Rule 14a-8(i)(2). Thus, in Staff Legal Bulletin 14 (Jul. 13, 2001) at part E.5., the Staff stated, "[i]f implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's *future* contractual obligations" (emphasis added). For the reasons discussed above in part A of this letter, including in particular the express language in the supporting statement that the Proposal would not require *prior* shareowner approval of any terms of employment including Golden Coffin Arrangements, the ability of shareowners to have a say-on-pay vote at the annual meeting following the adoption of any future Golden Coffin Arrangements substantially implements the Proposal.

Moreover, even though we do not believe that the language of the Proposal and supporting statement support a reading that the Proposal requires a binding vote as a prerequisite to the adoption of future Golden Coffin Arrangements, if the Proposal were interpreted as requiring that, we believe that the Company's policy to provide an after-the-fact advisory vote nevertheless substantially implements the Proposal, for the same reason that such policies are found to substantially implement proposals seeking a shareowner vote on rights plans, as reflected in the precedent cited above. Specifically, we are of the opinion that a proposal that would require a binding vote as a prerequisite to the Company becoming obligated under any future Golden Coffin Arrangement would violate state law by impermissibly interfering with the fiduciary duty of the Company's directors to act as they determine appropriate and in the best interests of the Company. Under Section 701 of the New York Business Corporation Law, the business of a corporation shall be managed under the direction of its board of directors.[2] This includes the authority to establish the terms of compensation of the

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[2] The Company is a New York Corporation. Section 701 of the New York Business Corporation Law provides: "Subject to any provision in the certificate of incorporation

[Footnote continued on next page]

corporation's officers. *See Sandfield v. Goldstein*, 308 N.Y.S. 2d 25, 29 (N.Y. App. Div. 1970), *aff'd*, 270 N.E. 2d 723 (N.Y. 1971) (holding "[t]he amount of compensation to be paid corporate officers is properly a matter for the business judgment of the board of directors. Their judgment in this respect is final and subject to interference by the court only 'in cases of clear abuse . . . bad faith or fraud . . . for the benefit of the corporation.'") (citations omitted); *Kalmanash v. Smith*, 51 N.E. 2d 681 (N.Y. 1943) (noting ". . . the Legislature has directed that 'The business of a corporation shall be managed by its board of directors. . . .' In the exercise of statutory authority thus placed in a board of directors 'A contract made by a corporation within the scope of its chartered powers may not be set aside merely because some stockholders believe it to be unwise. There must be either fraud or conduct so manifestly oppressive as to be equivalent to fraud.'") (citations omitted). *See also* N.Y. JUR. 2D *Business Relationships* §794 (2d ed. 2010) ("As a general rule, the amount of compensation to be paid corporate officers or agents is a matter for the business judgment of the board of directors. Stockholders may not question the judgment of directors, who have the right to fix the compensation of executive officers for services rendered and to be rendered to the corporation, except when fraud is alleged or conduct so oppressive as to be its equivalent"). The fiduciary duty of directors to determine executive compensation was recognized by Congress when it developed Section 951 of the Dodd-Frank Act providing for a shareowner advisory vote on executive compensation, as reflected by the provision that became Section 14A(c)(2) of the Exchange Act, which states that the shareowner vote on executive compensation may not be construed "[t]o create or imply any change to the fiduciary duties of such issuer or board of directors."

For example, a requirement for a binding shareowner vote as a prerequisite to becoming obligated under any future Golden Coffin Arrangements could interfere with a board's determination to acquire another company, if in the board's determination such acquisition would be in the best interests of the company, in cases where the acquisition would result in the company assuming new Golden Coffin Arrangements applicable to executives of the

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[Footnote continued from previous page]

authorized by paragraph (b) of section 620 (Agreements as to voting; provision in certificate of incorporation as to control of directors) or by paragraph (b) of section 715 (Officers), the business of a corporation shall be managed under the direction of its board of directors . . . ." The Company's certificate of incorporation does not have any limitation on the authority of the board of directors with respect to executive compensation.

target company who are expected to become senior officers of the acquiring company.[3] Likewise, a company's board of directors might determine that it is in the company's best interests to hire a new executive, even if that executive insists that the terms of his or her employment agreement include benefits that would constitute a new Golden Coffin Arrangement. In both of these cases, directors might determine, in the exercise of their fiduciary duties, that it is in the best interests of the company to proceed with the actions and become contractually obligated under a future Golden Coffin Arrangement, even if it would mean that the company might need to seek to renegotiate the arrangement if shareowners were to vote not to approve the arrangement at the following annual meeting of shareowners. Accordingly, even if the Proposal were interpreted or intended to require an advance binding vote on future Golden Coffin Arrangements, we are of the opinion that any policy adopted by the Company to implement the Proposal would have to allow for an after-the-fact shareowner vote. Therefore, just as in the case of company policies to implement poison pill shareowner proposals, we believe that the Company's commitment to provide for a shareowner say-on-pay vote in any instance when it first discloses a future Golden Coffin Arrangement substantially implements the Proposal.

The Response Letter also argues that the Company has not substantially implemented the Proposal because the Proposal requests a vote on Golden Coffin Arrangements, whereas the say-on-pay vote under Section 14A(a)(1) is a vote to approve all executive compensation disclosed pursuant to Item 402 of Regulation S-K. The Response Letter asserts that a say-on-pay vote does not permit shareowners to meaningfully single out a particular Golden Coffin Arrangement. Of similar effect, the Response Letter states that "a concern that golden coffin agreements violate the principle of 'pay for performance,' and may lead to payouts that are 'unearned' and 'excessive' . . . cannot reasonably be addressed by an omnibus 'say on pay' resolution . . . ." These assertions do not withstand scrutiny, as it is widely recognized that say-on-pay votes will provide a means for shareowners to express their views on individual elements of compensation. Thus, in the supporting statement to a say-on-pay shareowner proposal that the Communications Workers of America General Fund submitted for a vote at the Citizens Communication Company 2008 annual meeting,[4]

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[3] For example, when the Company acquired Amersham plc in 2004, the chief executive officer of Amersham became a named executive officer of the Company.

[4] *Available at* http://www.sec.gov/Archives/edgar/data/20520/000119312508078069/ddef14a.htm. Likewise, in the supporting statement to a say-on-pay shareowner proposal submitted for the Dresser-Rand Group Inc. 2008 annual meeting (*available at*

[Footnote continued on next page]

the proponent stated that a say-on-pay resolution "gives shareholders an opportunity to communicate views in a manner that could influence senior executive compensation." Likewise, Institutional Shareholder Services has made clear that in certain cases it will recommend votes against a say-on-pay resolution based solely on a single aspect of a company's executive compensation arrangements.[5] Congress also recognized that a say-on-pay vote may serve as an effective means to express approval or disapproval on individual elements of executive compensation, by providing in Section 14A(b)(2) that "a separate resolution subject to shareholder vote" on certain senior executive change in control agreements or arrangements is not required if those agreements or understandings have been subject to a say-on-pay vote under Section 14A(a). In this regard, it is important to note that even if a company were to submit a specific Golden Coffin Arrangement for a shareowner vote, pursuant to Item 8(b) of Schedule 14A, the company would be required to disclose all of the information required by Item 402 of Regulation S-K. Thus, the information provided to shareowners for their voting decision is the same regardless of whether shareowners are voting on future Golden Coffin Arrangements in a separate vote or in the context of a say-on-pay vote.

As stated in the No-Action Request, in 1983 the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Applying

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http://www.sec.gov/Archives/edgar/data/1316656/000095012308003632/y51572def14a.htm), the CWA/ITU Negotiated Pension Plan said that a say-on-pay vote would allow shareholders to single out a single aspect of compensation in their vote, stating, "Our CEO received compensation in excess of $12.1 million in 2006. This proposal looks to the future and would give shareholders a voice that could help assure that such excessive compensation does not continue."

[5] For example, ISS will recommend a vote against a company say-on-pay resolution if a company enters into an agreement with a named executive officer that provides for a change-in-control tax gross-up. While ISS has not stated that it will recommend votes against a say-on-pay resolution based upon entry into a new Golden Coffin Arrangement, there is nothing that would prevent it from doing so or that would prevent any shareowner from voting against a say-on-pay resolution based solely on a new Golden Coffin Arrangement.

this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Here, the Company's actions substantially implement the Proposal: shareowners will have an opportunity to vote to approve any future Golden Coffin Arrangement. The fact that the vote will occur after the fact is consistent with the Proposal's supporting statement and does not diminish the significance of the vote, and the fact that shareowners will vote in the context of all of the Company's executive compensation disclosures does not prevent shareowners from voicing their approval or disapproval on any future Golden Coffin Arrangements. Therefore, the Company's actions in providing a say-on-pay vote whenever it first discloses any future Golden Coffin Arrangements substantially implements the Proposal, rendering it excludable in its entirety under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
George Kohl, CWA Employees Pension Fund
Tony Daley, CWA Employees Pension Fund
Frederick B. Wade, Esq.

Exhibit A

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703
Phone (608) 255-5111

December 20, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Employees Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to a letter from counsel for the General Electric Company (the Company), dated December 14, 2009, which seeks a no-action letter with respect the shareholder proposal of the CWA Employees Pension Fund (the Fund). In accord with Staff Legal Bulletin 14D (November 7, 2008), it is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov, and also to counsel for the company.

The Proposal asks the Company's Board of Directors "to adopt a policy of obtaining shareholder approval for future . . ." compensation arrangements for its senior executives, that are colloquially known as "golden coffins." If the Proposal should be adopted and implemented by the Board, it would effectively give shareholders a veto power over any future "golden coffin" arrangements, because in the absence of an express shareholder ratification and consent, the policy would preclude the Company from entering into any golden coffin arrangement for one or more of its senior executives.

The Company contends that the proposal may be omitted from its 2011 proxy materials on the basis of Rule 14a-

8(i)(10). It asserts that it has "substantially implemented" the Proposal, because it is planning to comply with the Dodd-Frank Act by providing for an advisory "say on pay" with respect to the executive compensation of its senior executives, as that compensation will be disclosed in its proxy materials pursuant to Item 402 of Regulation S-K. This argument is simple nonsense. It seeks to compare apples (a proposal to give shareholders a veto power with respect to specific golden coffin arrangements) with Brussel Sprouts (a vote that would be merely advisory, and that would have little, if anything, to do with the issue of golden coffins because it is required to deal with executive compensation as a whole).

II. There Is No Merit to the Claims Asserted under Rule 14a-8(i)(10)

A. The Proposal Does Not Call for an Advisory "Say on Pay"

Contrary to the premise of the Company argument, the Fund's Proposal is not a request for an advisory "say" on golden coffin arrangements. It is, instead, a request that shareholders be given a veto power over such arrangements, in the form of a ratification vote with respect to any future Company proposal to create a new golden coffin arrangement. Moreover, in stark contrast to any advisory "say on pay," the Proposal calls for a vote that would be binding on both the issuer and its Board of Directors.

The fundamental fallacy of the Company's request for a no-action letter is its failure to recognize this basic distinction. As the *American Heritage Dictionary of the English Language* (Fourth Edition, 2000) makes clear, the word "approve" means **"to consent** to officially or formally." (emphasis added). In addition, the instant type of resolution has been commonly understood for decades in the context of poison pills and golden parachutes, as a request for a company policy of giving shareholders a veto of such devices in the form of a binding ratification vote.

Under these circumstances, the instant Proposal plainly calls for a vote that would be **a prerequisite** to the adoption any future golden coffin arrangement. Moreover, because it would make shareholder ratification of any future golden coffin arrangement a prerequisite to its adoption, the Company would not have any occasion to disclose such an arrangement pursuant to Item 402 of Regulation S-K, unless there had first been a favorable ratification vote in which the shareholders had consented to making that arrangement a component of the executive compensation that is required to be disclosed pursuant to Item 402.

B. The Dodd-Frank Act and the Commission's Proposed Rule Deal Only With Advisory "Say on Pay" Votes

The Dodd-Frank Act, and the Commission's recent rule proposal with respect to shareholder approval of executive compensation are both limited to the issue of advisory "say on pay" votes. See Public Law 111-203 (July 21, 2010) and Securities Exchange Act Release No. 34-63124, 75 Fed. Reg. 66590 (Oct. 28, 2010). In this context, the release that accompanies the Commission's proposed rules declares that Section 951 of the Act, which adds new Section 14A to the Exchange Act, merely "requires companies to conduct a separate shareholder **advisory vote** to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K . . . ." (emphasis added; Id. at 66590).

The Commission's release could not be more clear on this point. As the Commission declares (Id. at 66591):

> "**None of the shareholder votes required** pursuant to Section 14A (including the shareholder vote to approve executive compensation . . .) **is binding** on an issuer or board of directors." (emphasis added).

C. The Proposed Footnote to Rule 14a-8(i)(10) Is Also Limited to "Advisory Votes"

The Company contends (p. 5) that exclusion of the instant Proposal would be consistent with a new footnote to Rule 14a-8(i)(10) that is proposed in the Commission's recent release. However, the proposed footnote is limited by its terms to "advisory votes." The text states (Id. at 66618; emphasis added):

> "A company may exclude, as substantially implemented, a shareholder proposal that would provide **an advisory vote** . . . to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K."

For the reasons set forth above, it is apparent that the Proposal does not call for an advisory vote. And, because the Proposal calls for a binding vote that would be a prerequisite for the adoption of any future golden coffin arrangement, there would be nothing for the company to disclose "pursuant to Item 402 of Regulation S-K," and no overlap with the advisory "say on pay" that is mandated by the Dodd-Frank Act, unless the shareholders had first ratified a proposal to make such an arrangement a component of the Company's overall compensation for senior executives.

D. The Advisory "Say on Pay" Vote Would Not Allow Shareholders to Reject a Golden Coffin Arrangement

The Commission's release makes clear that the advisory "Say on Pay" vote that is required by the Dodd-Frank Act "must relate to **all executive compensation** disclosure set forth pursuant to Item 402 of Regulation S-K." (Id. at 66592; emphasis added). As a result, it does not appear that the advisory "say on pay" would permit shareholders to cast even a non-binding vote that could meaningfully single out, and veto or reject, a particular golden coffin arrangement.

E. The Advisory "Say on Pay" Vote Does Not Address the Proposal's Essential Objective

The Company contends (p. 4) that "substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective." (emphasis added; citations omitted). Under this standard, it is evident that the Staff should deny the request for a no-action letter.

In this case, the Proponent's Supporting Statement is plainly based on a concern that golden coffin agreements violate the principle of "pay for performance," and may lead to payouts that are "unearned" and "excessive." This concern cannot reasonably be addressed by an omnibus "say on pay" resolution that includes all of the compensation that the Company may disclose pursuant to Item 402 of Regulation S-K.

More importantly, an advisory "say on pay" resolution does not in any way address the essential objective of the Proposal, which calls for a policy of permitting shareholders to approve or veto future golden coffin arrangements, by giving or withholding their consent, in a vote that would be binding on the Company and its Board.

F. Exclusion of the Proposal Would Violate Section 14A(c)(4) of the Securities Exchange Act

The Dodd-Frank Act has added new Section 14A(c)(4) to the Securities Exchange Act, which appears to bar the interpretation that the Company is asserting in its request for a no-action letter (ie. that a non-binding advisory vote with respect to executive compensation as an entirety may be deemed "substantial implementation" of a proposal that calls for a binding ratification vote as a prerequisite for the adoption of a specific component of executive compensation).

The intent of the Dodd-Frank Act could not be more clear in this context. Section 14A(c)(4) specifically declares that the new mandates for non-binding advisory votes are not be construed "to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." Such a limitation or restriction is precisely what the Company is seeking in its effort to prevent the Fund from making a proposal to require shareholder ratification of golden coffin compensation arrangements as a prerequisite to their adoption.

G. The Company's Reliance on Navistar Is Misplaced

The Company relies on a recent no-action letter that the staff issued in *Navistar International Corp.* (Avail. Dec. 8, 2010). However, it is evident that the proponent, the Company and the Staff all construed the *Navistar* proposal as a request for a merely advisory "say on pay" with respect to golden parachutes. This fundamental difference distinguishes the instant Proposal from the one that was the subject of *Navistar*.

In *Navistar*, the proponent submitted a response to the Company's request for a no-action letter that reflects the fundamental difference between its proposal and the instant Proposal of the Fund. First, the proponent in *Navistar* described its proposal as one of a class of "shareholder proposals seeking **a more specific vote** on particular elements of compensation . . . ." (emphasis added; p. 3). It proceeded to describe the proposal there as one "which seeks **more specific shareholder opinion** on certain [golden parachute] severance agreements with senior executives . . . ." (emphasis added; p. 4). In essence, it contended that the more specific expression of **"shareholder opinion"** sought by the proposal "does not duplicate the [Dodd Frank]'say on pay' vote," on the narrow premise that shareholders might be reluctant **"to weigh in"** and vote "against Navistar's entire executive compensation program based on one component of that program." (emphasis added; pp. 4-5).

Under these circumstances, it is evident that the proponent in *Navistar* viewed its proposal as a request for nothing more than a more specific "say on pay" that would be merely advisory. That objective is fundamentally different from the essential objective of the instant Proposal, which calls for the adoption of a new Company policy that would permit shareholders to either give their consent to future golden coffin arrangements, or to veto them, in a vote that would be both a prerequisite to the adoption of such arrangements and binding on both the Company and its Board.

Under these circumstances, we submit that there can be no reasonable basis for a determination that the Company's plan to provide a non-binding advisory vote on executive compensation as an entirety has "substantially implemented" the instant Proposal. The "essential objective" of the instant Proposal is new Company policy that would provide shareholders with the power to approve or veto future golden coffin compensation, by withholding their consent in a binding ratification vote, that would be a Company prerequisite for the adoption of such compensation arrangements.

Conclusion

For the reasons set forth above, the Fund respectfully maintains that the request for a no-action letter should be denied.

Sincerely,

Frederick B. Wade

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

December 20, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Employees Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to a letter from counsel for the General Electric Company (the Company), dated December 14, 2009, which seeks a no-action letter with respect the shareholder proposal of the CWA Employees Pension Fund (the Fund). In accord with Staff Legal Bulletin 14D (November 7, 2008), it is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov, and also to counsel for the company.

The Proposal asks the Company's Board of Directors "to adopt a policy of obtaining shareholder approval for future . . ." compensation arrangements for its senior executives, that are colloquially known as "golden coffins." If the Proposal should be adopted and implemented by the Board, it would effectively give shareholders a veto power over any future "golden coffin" arrangements, because in the absence of an express shareholder ratification and consent, the policy would preclude the Company from entering into any golden coffin arrangement for one or more of its senior executives.

The Company contends that the proposal may be omitted from its 2011 proxy materials on the basis of Rule 14a-

8(i)(10). It asserts that it has "substantially implemented" the Proposal, because it is planning to comply with the Dodd-Frank Act by providing for an advisory "say on pay" with respect to the executive compensation of its senior executives, as that compensation will be disclosed in its proxy materials pursuant to Item 402 of Regulation S-K. This argument is simple nonsense. It seeks to compare apples (a proposal to give shareholders a veto power with respect to specific golden coffin arrangements) with Brussel Sprouts (a vote that would be merely advisory, and that would have little, if anything, to do with the issue of golden coffins because it is required to deal with executive compensation as a whole).

II. There Is No Merit to the Claims Asserted under Rule 14a-8(i)(10)

A. The Proposal Does Not Call for an Advisory "Say on Pay"

Contrary to the premise of the Company argument, the Fund's Proposal is not a request for an advisory "say" on golden coffin arrangements. It is, instead, a request that shareholders be given a veto power over such arrangements, in the form of a ratification vote with respect to any future Company proposal to create a new golden coffin arrangement. Moreover, in stark contrast to any advisory "say on pay," the Proposal calls for a vote that would be binding on both the issuer and its Board of Directors.

The fundamental fallacy of the Company's request for a no-action letter is its failure to recognize this basic distinction. As the *American Heritage Dictionary of the English Language* (Fourth Edition, 2000) makes clear, the word "approve" means **"to consent** to officially or formally." (emphasis added). In addition, the instant type of resolution has been commonly understood for decades in the context of poison pills and golden parachutes, as a request for a company policy of giving shareholders a veto of such devices in the form of a binding ratification vote.

Under these circumstances, the instant Proposal plainly calls for a vote that would be **a prerequisite** to the adoption any future golden coffin arrangement. Moreover, because it would make shareholder ratification of any future golden coffin arrangement a prerequisite to its adoption, the Company would not have any occasion to disclose such an arrangement pursuant to Item 402 of Regulation S-K, unless there had first been a favorable ratification vote in which the shareholders had consented to making that arrangement a component of the executive compensation that is required to be disclosed pursuant to Item 402.

B. The Dodd-Frank Act and the Commission's Proposed Rule Deal Only With Advisory "Say on Pay" Votes

The Dodd-Frank Act, and the Commission's recent rule proposal with respect to shareholder approval of executive compensation are both limited to the issue of advisory "say on pay" votes. See Public Law 111-203 (July 21, 2010) and Securities Exchange Act Release No. 34-63124, 75 Fed. Reg. 66590 (Oct. 28, 2010). In this context, the release that accompanies the Commission's proposed rules declares that Section 951 of the Act, which adds new Section 14A to the Exchange Act, merely "requires companies to conduct a separate shareholder **advisory vote** to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K . . . ." (emphasis added; Id. at 66590).

The Commission's release could not be more clear on this point. As the Commission declares (Id. at 66591):

> "**None of the shareholder votes required** pursuant to Section 14A (including the shareholder vote to approve executive compensation . . .) **is binding** on an issuer or board of directors." (emphasis added).

C. The Proposed Footnote to Rule 14a-8(i)(10) Is Also Limited to "Advisory Votes"

The Company contends (p. 5) that exclusion of the instant Proposal would be consistent with a new footnote to Rule 14a-8(i)(10) that is proposed in the Commission's recent release. However, the proposed footnote is limited by its terms to "advisory votes." The text states (Id. at 66618; emphasis added):

> "A company may exclude, as substantially implemented, a shareholder proposal that would provide **an advisory vote** . . . to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K."

For the reasons set forth above, it is apparent that the Proposal does not call for an advisory vote. And, because the Proposal calls for a binding vote that would be a prerequisite for the adoption of any future golden coffin arrangement, there would be nothing for the company to disclose "pursuant to Item 402 of Regulation S-K," and no overlap with the advisory "say on pay" that is mandated by the Dodd-Frank Act, unless the shareholders had first ratified a proposal to make such an arrangement a component of the Company's overall compensation for senior executives.

D. The Advisory "Say on Pay" Vote Would Not Allow Shareholders to Reject a Golden Coffin Arrangement

The Commission's release makes clear that the advisory "Say on Pay" vote that is required by the Dodd-Frank Act "must relate to **all executive compensation** disclosure set forth pursuant to Item 402 of Regulation S-K." (Id. at 66592; emphasis added). As a result, it does not appear that the advisory "say on pay" would permit shareholders to cast even a non-binding vote that could meaningfully single out, and veto or reject, a particular golden coffin arrangement.

E. The Advisory "Say on Pay" Vote Does Not Address the Proposal's Essential Objective

The Company contends (p. 4) that "substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective." (emphasis added; citations omitted). Under this standard, it is evident that the Staff should deny the request for a no-action letter.

In this case, the Proponent's Supporting Statement is plainly based on a concern that golden coffin agreements violate the principle of "pay for performance," and may lead to payouts that are "unearned" and "excessive." This concern cannot reasonably be addressed by an omnibus "say on pay" resolution that includes all of the compensation that the Company may disclose pursuant to Item 402 of Regulation S-K.

More importantly, an advisory "say on pay" resolution does not in any way address the essential objective of the Proposal, which calls for a policy of permitting shareholders to approve or veto future golden coffin arrangements, by giving or withholding their consent, in a vote that would be binding on the Company and its Board.

F. Exclusion of the Proposal Would Violate Section 14A(c)(4) of the Securities Exchange Act

The Dodd-Frank Act has added new Section 14A(c)(4) to the Securities Exchange Act, which appears to bar the interpretation that the Company is asserting in its request for a no-action letter (ie. that a non-binding advisory vote with respect to executive compensation as an entirety may be deemed "substantial implementation" of a proposal that calls for a binding ratification vote as a prerequisite for the adoption of a specific component of executive compensation).

The intent of the Dodd-Frank Act could not be more clear in this context. Section 14A(c)(4) specifically declares that the new mandates for non-binding advisory votes are not be construed "to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." Such a limitation or restriction is precisely what the Company is seeking in its effort to prevent the Fund from making a proposal to require shareholder ratification of golden coffin compensation arrangements as a prerequisite to their adoption.

G. The Company's Reliance on Navistar Is Misplaced

The Company relies on a recent no-action letter that the staff issued in *Navistar International Corp.* (Avail. Dec. 8, 2010). However, it is evident that the proponent, the Company and the Staff all construed the *Navistar* proposal as a request for a merely advisory "say on pay" with respect to golden parachutes. This fundamental difference distinguishes the instant Proposal from the one that was the subject of *Navistar*.

In *Navistar*, the proponent submitted a response to the Company's request for a no-action letter that reflects the fundamental difference between its proposal and the instant Proposal of the Fund. First, the proponent in *Navistar* described its proposal as one of a class of "shareholder proposals seeking **a more specific vote** on particular elements of compensation . . . ." (emphasis added; p. 3). It proceeded to describe the proposal there as one "which seeks **more specific shareholder opinion** on certain [golden parachute] severance agreements with senior executives . . . ." (emphasis added; p. 4). In essence, it contended that the more specific expression of **"shareholder opinion"** sought by the proposal "does not duplicate the [Dodd Frank] 'say on pay' vote," on the narrow premise that shareholders might be reluctant **"to weigh in"** and vote "against Navistar's entire executive compensation program based on one component of that program." (emphasis added; pp. 4-5).

Under these circumstances, it is evident that the proponent in *Navistar* viewed its proposal as a request for nothing more than a more specific "say on pay" that would be merely advisory. That objective is fundamentally different from the essential objective of the instant Proposal, which calls for the adoption of a new Company policy that would permit shareholders to either give their consent to future golden coffin arrangements, or to veto them, in a vote that would be both a prerequisite to the adoption of such arrangements and binding on both the Company and its Board.

Under these circumstances, we submit that there can be no reasonable basis for a determination that the Company's plan to provide a non-binding advisory vote on executive compensation as an entirety has "substantially implemented" the instant Proposal. The "essential objective" of the instant Proposal is new Company policy that would provide shareholders with the power to approve or veto future golden coffin compensation, by withholding their consent in a binding ratification vote, that would be a Company prerequisite for the adoption of such compensation arrangements.

Conclusion

For the reasons set forth above, the Fund respectfully maintains that the request for a no-action letter should be denied.

Sincerely,

Frederick B. Wade

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of CWA Employees Pension Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the CWA Employees Pension Fund (the "Proponent") regarding future so-called "golden coffin" arrangements that would provide for payments or awards to certain Company executives in the event of their death.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The shareowners of General Electric Company (the "Company") hereby request the Board of Directors to adopt a policy of obtaining shareowner approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort that are offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

BACKGROUND

Pursuant to Item 402 of Regulation S-K, the Company annually discloses in its proxy statement any agreements or corporate policies providing for payments, awards or other benefits of the type described in the Proposal ("Golden Coffin Arrangements"). The Company presently has few benefits that are payable upon an executive's death. As disclosed in the Company's proxy statement for its 2010 Annual Meeting of Shareowners (the "2010 Proxy Statement"), under the Company's existing provisions for stock options and restricted stock units, if one of the named executive officers were to die, any unexercisable stock options become exercisable and remain exercisable until the expiration of the grant, and, depending on the terms of the particular award, RSUs granted within one year of death vest immediately. The 2010 Proxy Statement also described the benefits payable upon death under the deferred compensation, pension and supplemental life insurance plans that the Company maintains, and quantified the year-end value of each of these benefits. Consistent with the Commission's rules, any future Golden Coffin

Arrangements, including any modifications, amendments or extensions of such arrangements, would be described in the Company's proxy statement.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law on July 21, 2010, created a new Section 14A of the Exchange Act of 1934 (the "Exchange Act") which requires, among other things, separate shareowner votes on executive compensation. Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for a shareowner meeting for which the proxy solicitation rules of the Commission require compensation disclosure, a separate resolution permitting shareowners to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K. Such a vote is referred to as a "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required to submit to shareowners, at least once every six years in a proxy, consent or authorization for a shareowner meeting for which the proxy solicitation rules of the Commission require compensation disclosure, a resolution to determine whether such a say-on-pay vote will be submitted to shareowner every one, two or three years. This is sometimes referred to as a "frequency proposal."

On October 18, 2010, the Commission proposed rules to implement the provisions of the Dodd-Frank Act relating to shareowner approval of executive compensation arrangements. *See* Exchange Release No. 34-63124 (Oct. 18, 2010) (the "Release"). With respect to a say-on-pay vote, the Release proposes a new Rule 14a-21(a), which would require that the vote approve the compensation of the company's named executive officers, as such compensation is disclosed in Item 402 of Regulation S-K (including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402).

Companies must submit say-on-pay and frequency proposals for approval at their first annual meeting of shareowners occurring on or after January 21, 2011. Therefore, because the Company's 2011 Annual Meeting of Shareowners will occur after January 21, 2011, in order to comply with the Dodd-Frank Act, the Company will submit its say-on-pay proposal and frequency proposal to a shareowner vote in accordance with the Dodd-Frank Act and the Commission's rulemaking thereunder. The Company intends to await the results of the shareowner vote on the frequency proposal contained in its 2011 Proxy Materials before adoption of any policy with respect to the frequency of future say-on-pay votes; however, the Company intends to provide for a say-on-pay vote in any year in which it first discloses any new "Golden Coffin Arrangement" (i.e., any such arrangements that have not been the subject of a prior shareowner vote, including any future modification, amendment or extension) in the executive compensation section of the Company's proxy statement.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareowner proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

The Proposal would require the Company to submit for a shareowner vote any future "golden coffin" arrangements, which can be generally described as arrangements providing for payments or awards to certain executives in the event of their death. However, such arrangements are encompassed by the say-on-pay and frequency proposals mandated by the Dodd-Frank Act. Therefore, to require the Company to include the Proposal in its 2011 Proxy Materials when the Dodd-Frank Act already requires the Company to submit say-on-pay and frequency proposals would subject the Company's shareowners to substantially duplicative votes.

Recognizing the possibility for this type of situation to arise, in the Release the Commission proposed an amendment to Rule 14a-8 of the Exchange Act which would clarify the status of shareowner proposals seeking votes on executive compensation, which the Commission believes under certain conditions may be viewed as having been substantially implemented. Specifically, the Commission proposed to add a new footnote to Rule 14a-8(i)(10) to permit the exclusion of a shareowner proposal that would provide a say-on-pay vote or seeks future say-on-pay votes, or that relates to the frequency of say-on-pay votes. A company would be permitted to exclude such proposals if the company had adopted a policy on the frequency of say-on-pay votes that is consistent with the plurality of votes cast by its shareowners in the most recent vote on a frequency proposal.

As described above, the Company's say-on-pay proposal required by the Dodd-Frank Act will encompass the matters sought to be submitted to a shareowner vote by the Proponent. Further, the Company intends to provide for a say-on-pay vote in any annual meeting proxy statement in which any new "Golden Coffin Arrangement" (any terms, policies or agreements that have not been the subject of a prior shareowner vote, including any future modification, amendment or extension) is first disclosed. Accordingly, we believe the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10).

The Staff has consistently permitted the exclusion of shareowner proposals under the current Rule 14a-8(i)(10) where the matters addressed in the proposal had been rendered moot due to the actions of third parties. In *Navistar International Corp.* (avail. Dec. 8, 2010), a recent decision involving a similar proposal, the Staff concurred in the exclusion of a proposal seeking shareowner approval of certain future severance agreements (so-called "golden parachute" arrangements) with the company's senior executives providing for benefits in an amount exceeding two times the sum of the executive's base salary (including bonuses). In doing so, the Staff concurred with Navistar's position that the say-on-pay vote subsumed and thus substantially implemented the shareowner vote requested in the proposal, based upon

Navistar's representation that it would "disclose in its 2011 proxy statement and in future annual meeting proxy statements its severance agreements with named executive officers pursuant to Item 402 of Regulation S-K, including Item 402(j) and proposed Item 402(t), and that such agreements will be subject to Navistar's say-on-pay resolutions pursuant to Section 14A(a) of the Securities Exchange Act of 1934." *Id. See also Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board had recently adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information).

Accordingly, consistent with the recent *Navistar* decision and the other precedent cited above, we believe the Proposal has been substantially implemented and is therefore excludable in its entirety under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
George Kohl, CWA Employees Pension Fund
Tony Daley, CWA Employees Pension Fund

Exhibit A

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100



VIA Fax & Mail

November 8, 2010

Mr. Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Denniston:

Re: Submission of Shareholder Proposal

On behalf of the CWA Employees Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2011. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own General Electric common stock through the date of the Company's 2011 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Tony Daley, CWA Research Department, at 202-434-9515 or tdaley@cwa-union.org.

Sincerely,

George Kohl

George Kohl
Senior Director

Enclosure



Shareowner Proposal

Resolved: The shareowners of General Electric Company (the "Company") hereby request the Board of Directors to adopt a policy of obtaining shareowner approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort that are offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

Supporting Statement

As shareowners, we support a compensation policy that links executive compensation to the long-term performance of the company. The principle of "pay for performance" ensures that interests of executives are aligned with those of company shareowners over a long-term horizon.

We believe that so-called "golden coffin" agreements that can provide for significant payments or awards after an executive's death violate the principles of pay for performance. Senior executives have sufficient opportunities to devise an estate plan approach that incorporates pension funds, life insurance and related tools that will meet their individual needs. Shareowners, we believe, should not have to bear the burden for additional payments that supplement these established estate planning instruments, especially when the executive will no longer be providing services to the company.

According to General Electric's 2010 proxy statement, the Company's five named executives would receive over $70 million in accelerated equity awards in the event of death. These unearned payments would supplement pension benefit payments of over $91 million and life insurance benefits exceeding $59 million. Each executive would receive an average of $30 million in combined pension and life insurance benefits. We fail to see why shareowners need to foot the bill for an additional $70 million in unearned payments to company executives in this case. Any consistent pay for performance philosophy, we believe, is violated by paying executives these generous awards when shareowners will receive no services in return.

Companies have maintained that death benefits serve the goal of executive retention, but we see no rationale in continuing to have shareowners liable for unearned awards, added on to existing pension and life insurance payments. As compensation consultant Steven Hall notes, "if the executive is dead, you're certainly not retaining them." ("Companies Promise CEOs Lavish Posthumous Pay-outs," *The Wall Street Journal*, June 10, 2008.)

We believe that allowing shareowners to approve death benefits subject to the terms of the proposal is a reasonable requirement that may serve to provide limitations on these excessive payouts. This proposal would not require prior shareowner approval of any terms of employment paying death benefits, but would provide flexibility to seek shareowner approval after material terms of an agreement are agreed upon.

We urge shareowners to vote FOR this proposal.



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
Tony Daley
CWA Research Department
501 Third Street, NW
Washington DC 20001

Dear Mr. Daley:

I am writing on behalf of General Electric Co. (the "Company"), which received a letter dated November 8, 2010 sent on behalf of the CWA Employees Pension Fund (the "Proponent") regarding a shareowner proposal for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal requested that all correspondence regarding the Proposal be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's Rule 14a-8 requires that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Lori Zyskowski   Date: 11/18/10

Fax#: 203-373-3079   Pages: 3, including this cover sheet

From: Tony Daley
Research Economist

Subject: Proof of ownership of GE Shares for Shareholder Proposal

COMMENTS: CWA Pension Fund

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100



Via Fax & Mail

November 18, 2010

Mr. Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Plan

Dear Mr. Denniston:

Please find enclosed a letter from SunTrust Bank, Record Holder of GE shares and Custodian for the CWA Employees' Pension Fund, which verifies that that the CWA Pension Fund has held sufficient shares for the requisite time period to be able to file a shareholder resolution.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,

Tony Daley
Research Economist

Enclosure



William J. Haugh
Vice President
Client Manager
Foundations & Endowments Specialty Practice

SunTrust Bank
1445 New York Ave. NW
Washington, DC 20005
Tel 202.661.0741
Fax 202.879.6333
Bill.Haugh@SunTrust.com

November 18, 2010

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Fund

Dear Mr. Denniston:

This letter confirms that the CWA Employees' Pension Fund held over $2,000 at all times of General Electric Common Stock for the period November 3, 2009 through the present date.

The shares were, and still are, held by SunTrust Bank as Custodian for the CWA Pension Fund.

If you have question, please do not hesitate to call me at 202-661-0741.

Sincerely,



William J. Haugh,
Vice President
Foundations & Endowment Specialty Practice